Mail Stop 4561

September 3, 2009

ReiJane Huai
President and Chief Executive Officer
FalconStor Software, Inc.
2 Huntington Quadrangle, Suite 2S01
Melville, New York 11747

> **Re:** **Falconstor Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-23970**

Dear Mr. Huai:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

     Sincerely,

     Craig Wilson
     Sr. Asst. Chief Accountant